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                                                                    EXHIBIT 23.2

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Report of Independent Registered Public Accounting Firm dated June 9, 2008, covering the related balance sheet of Strasbaugh as of December 31, 2007 and 2006, and the related statements of operations, redeemable convertible preferred stock and shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2007, included in this Registration Statement and related Prospectus on Form S-1/A (Registration No. 333-144787) of Strasbaugh and subsidiary to be filed on approximately August 28, 2008 registering 789,956 shares of common stock held by selling security holders. We also consent to the reference to us under the heading "Experts" in such Registration Statement and related Prospectus.



/s/ WINDES & MCCLAUGHRY
Irvine, California
August 28, 2008